Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (parent corporation) (a)

	Quarter ended		Nine months ended

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(dollar amounts in millions)	2001	2000	2001	2000

Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$27	$402	$398	$833
Fixed charges: interest expense and amortization of debt issuance costs	59	60	181	177

Total earnings (as defined)	$86	$462	$579	$1,010

Ratio of earnings (as defined) to fixed charges	1.46	7.64	3.21	5.70

(a)	The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”) and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation, that exist solely to issue capital securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.